EXHIBIT 99.3

Letter to Shareholders

February 9, 2012

Dear fellow shareholder,

Baja Mining Corp. faces a proxy contest that could have grave consequences for your company. A dissident, Mount Kellett Master Fund II A LP, has forced Baja to call a meeting of shareholders. At the meeting, which will take place on April 3, 2012, Mount Kellett seeks to place two representatives on the Board.

Your Board opposes Mount Kellett’s initiative for the reasons summarized in this letter and detailed in an accompanying circular. Join us in voting the GOLD proxy to stop Mount Kellett. Its objective amounts to a creeping takeover. We believe Mount Kellett wants control of Baja before the Boleo project is completed, without offering other shareholders a premium for control.

Your Board has made significant progress towards creating an operating mine at Boleo. During a period of troubled financial markets, we completed a US$1.1 billion financing for Boleo’s construction. Baja has outperformed most of its peers. We work hard for the benefit of all shareholders.

Mount Kellett is not a builder of mines and is not advancing a new corporate strategy. It has forced this expensive and distracting fight on us for no valid reason. Now we need your help to win. Join us to:

●	Vote AGAINST Mount Kellett’s resolution to remove two Baja directors who have far more mining experience, and more relevant experience, than the two Mount Kellett nominees.
●	Vote AGAINST Mount Kellett’s resolution to increase the size of the Board to nine from seven.
●	Vote WITHHOLD for the two Mount Kellett nominees.
●	Vote FOR the stock option plan amendment resolution.

Don’t let Mount Kellett capture value that belongs to you

Why should you oppose Mount Kellett? For more than a year it has sought special status as a shareholder and in 2011 it privately sought exemptions that would have permitted it to acquire more than 30% of Baja’s common shares. Had Mount Kellett achieved this objective, it would have obtained effective control of Baja with no premium being delivered to all shareholders.

Your Board refused this request for special treatment and Mount Kellett’s other special status demands. Our resistance is the real reason for this proxy contest. Now Baja’s shareholders and Board are all that stand in Mount Kellett’s way.

Beyond Mount Kellett’s demand for greater ownership, shareholders should consider that Mount Kellett:

●	Attempted to obtain special rights by providing a “strings-attached” financing to Baja – your Board declined.

●	Used stealth tactics to accumulate its current 19.9% holding – Mount Kellett chose not to report its trades on SEDI after reaching 10% ownership.

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Is attempting to disguise its real agenda with a governance smokescreen. We examined the governance policies of 10 publicly-traded companies in which Mount Kellett has invested, or where dissident nominee Lorie Waisberg serves on the board, and we found dozens of transgressions against the governance standards Mount Kellett set for Baja. The evidence shows that Mount Kellett doesn’t care about governance.

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Rejected your Board’s fair offer to add as directors two Mount Kellett nominees who are also independent of Mount Kellett and its special status demands. Mount Kellett’s rejection of our offer proves that governance is not the issue. Rather, the issue is Mount Kellett’s desire for control of Baja and access to inside information.

Baja has done everything possible to avoid a proxy contest except sacrifice shareholder interests. Mount Kellett, having failed to intimidate the Board, is now trying another path to achieve special status at your expense. If Mount Kellett’s representatives are elected, it will have additional influence over Baja and an open-ended invitation to continue to disrupt your Company, but this time from the inside.

Mount Kellett will not represent your interests

Don’t expect Mount Kellett to represent your interests on the Board. Mount Kellett nominee Stephen Lehner is the front man for Mount Kellett’s special status demands. As a Mount Kellett employee he is professionally conflicted. He lacks relevant experience. If you elect him, Mount Kellett will have its man on the inside and will be a significant step closer to executing its creeping takeover strategy.

Your Board needs your support to prevent Mount Kellett from achieving its hidden agenda. All votes matter, regardless of how many shares you hold. Protect the interests of all shareholders by keeping Mr. Lehner and his ally Mr. Waisberg off of Baja’s Board. Vote only the GOLD proxy so that your Board and management can remain focused on developing Boleo and delivering value to all shareholders.

The danger of electing Mount Kellett

If Mount Kellett wins this proxy contest:

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Mr. Lehner will have access to inside information on the Boleo project. He will also have access to the strategic planning of the Board. If he later resigns from the Board, Mount Kellett may use this knowledge to advantage itself, to the detriment of other shareholders. For example these insights may help Mount Kellett to attempt to take Baja private or to bid for Baja on its own or with allies before Baja’s shareholders realize full value from the completion of the Boleo project. Mount Kellett has made no commitment to a long-term standstill agreement that would protect other shareholders against such use of inside information.

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Mount Kellett has already demonstrated a willingness to use its influence for its own benefit rather than for the benefit of all shareholders. Mount Kellett’s ability to advance its agenda will be far more potent if it succeeds in putting directors who are not independent of Mount Kellett on the Baja Board.  There may be crucial moments when Mount Kellett will seek its own benefit or will make the Board dysfunctional if it resists Mount Kellett’s demands. Mount Kellett may seek more influence by demanding more representatives on the Board.

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Mr. Lehner faces a conflict of interest. On the one hand, he will owe a fiduciary duty to Baja and Baja’s shareholders. But as an employee of a self-proclaimed opportunistic trader, he may feel obliged to use every opportunity to maximize Mount Kellett’s own profit, even at the expense of Baja and its other shareholders. Due to this inherent conflict, many portfolio managers don’t serve on Boards. Nor does Mount Kellett have representatives on the Boards of other publicly traded companies. If and when the conflict comes to a head, Baja’s shareholders can’t be sure which obligation will be paramount.

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You may not be able to stop Mount Kellett later on. Mount Kellett no doubt will dismiss the Board’s concerns. Mount Kellett will tell you that its prior actions don’t matter and that its minority status on the Board will protect you should it seek special status again. Mount Kellett will tell you that the Shareholder Rights Plan will prevent it from acquiring more shares and influence. But Mount Kellett’s principals, formerly senior executives with Goldman Sachs, are sophisticated financial players. If you leave the door ajar, don’t be surprised if Mount Kellett finds a way to force it all the way open.

To achieve its objective, Mount Kellett wants to replace two independent directors who have vastly superior credentials and far more relevant experience than either of Mount Kellett’s nominees. Mount Kellett has even attempted to intimidate Baja’s Board with threats to embarrass Kendra Low, a highly capable Baja executive. Baja did not bend to this intimidation tactic. Instead, your Board is protecting your interests by fighting to keep Mount Kellett off the Board.

Mount Kellett is a self-proclaimed opportunist. It sees its opportunity in you, the shareholders of Baja. Don’t reward Mount Kellett for its record of seeking special status. Don’t reward Mount Kellett for threats and intimidation tactics, and for trying to gain control without paying you a premium.

Your Board’s objectives are to advance the Boleo project toward production and create value for all shareholders. Please allow us to continue our work for the benefit of you, the shareholder. Vote the GOLD proxy to keep Mr. Lehner and his ally Mr. Waisberg off of the Baja Board.

Yours truly,

“Giles Baynham”

Giles Baynham
Chairman,
Baja Mining Corp.

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